Exhibit 99.1

Leading Global Bank Expands its Use of Sapiens DECISION

After Significantly Reducing Operational

Expenses

The financial institution anticipates even greater operational savings and improved time to market for new products through the expanded use of Sapiens DECISION across multiple lines of business

Holon, Israel – March 18, 2015 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, announced today that a top five global financial institution and major provider of financial services has entered into an agreement with Sapiens to expand its use of Sapiens DECISION, a market-leading, enterprise-scale decision management platform.

Sapiens DECISION is enabling the institution to centrally author, store and manage all organizational business logic (requirements). By authoring rules for systems that execute millions of banking transactions on a daily basis, the bank is significantly reducing both time to market and operational expenses. After experiencing success with the initial implementation in the core banking systems, the bank will expand its use of DECISION across multiple lines of business to achieve greater efficiency and deliver new products to market faster.

The platform has also helped improve organizational delivery and performance, by enabling the bank to easily identify areas impacted by rule changes and implement those changes across all affected systems quickly and consistently.

Sapiens DECISION enables rapid development of business logic in an intuitive, consistent and reusable form that is readily understood by business users and technology teams. The platform empowers the firm with the governance required to ensure accurate and consistent automated business decisioning across all systems and allows the firm to trace any rule back to its originator and business reasoning.

"The decision by a top global financial firm to extend its Sapiens DECISION agreement after identifying clear growth opportunities demonstrates the value of this platform for optimizing business processes," said Rami Doron, managing director of Sapiens Decision. "We are pleased by the momentum being generated by Sapiens DECISION.”

An integrated solution designed to leverage and augment existing technology, Sapiens DECISION drives consistency and reusability of strategically managed business rules, or decision logic. This ensures that the operational decisions that impact organizational performance are accurately and reliably adhered to – minimizing risk, rework and resource requirements.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 130 financial services organizations. The Sapiens team of over 1,000 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Media and Investors Contact
Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com